VIA EDGAR
June 27, 2011

Securities and Exchange Commission
Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Dear Mr. Vaughn:

We have received your comment letter dated June 6, 2011, related to our Form 10-K/A#2 filed May 20, 2011 for the year ended June 30, 2010. The purpose of this letter is to respond to your comments. To assist you in reviewing our responses to your specific comments, we precede each response with a copy (in bold face) of the comment as stated in your letter.

GENERAL

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility and the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K/A#2 FILED MAY 20, 2011

NOTE 9 - COMMITMENTS AND CONTINGENCIES, PAGE 29

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. YOU STATE IN YOUR RESPONSE THAT YOU DO NOT BELIEVE IT IS PROBABLE A LIABILITY HAD BEEN INCURRED AT THE DATE OF THE FINANCIAL STATEMENTS. HOWEVER, YOUR REVISED DISCLOSURES STATE THAT YOU BELIEVE THAT IT IS REASONABLY POSSIBLE THAT NO LOSS HAS BEEN INCURRED. PLEASE REVISE YOUR DISCLOSURE IN FUTURE FILINGS TO REMOVE THE LANGUAGE REGARDING WHETHER A LOSS IS "REASONABLY POSSIBLE" AND INSTEAD PROVIDE DISCLOSURES THAT ARE CONSISTENT WITH FASB ASC 450. FOR EXAMPLE, IF TRUE, YOU COULD REVISE TO INCLUDE DISCLOSURE CONSISTENT WITH YOUR RESPONSE WHEREBY YOU STATE THAT YOU DO NOT BELIEVE IT IS POSSIBLE A LIABILITY HAD BEEN INCURRED.

     RESPONSE:

     We will revise our disclosures in future filings to remove the language regarding whether a loss is "reasonably possible" and instead provide disclosures that are consistent with FASB 450.

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6. PLEASE PROVIDE US WITH A FULL QUANTITATIVE AND QUALITATIVE ANALYSIS MATERIALITY OF THE AMOUNTS UTILIZING THE GUIDANCE IN SAB 99. IN ADDITION, PLEASE CONFIRM THAT YOU HAVE RECORDED THE LIABILITY AND RELATED EXPENSES IN YOUR CURRENT FINANCIAL STATEMENTS OR OTHERWISE EXPLAIN TO US WHY YOU BELIEVE IMMATERIALITY OF AN AMOUNT IS AN ADEQUATE BASIS FOR NOT RECORDING THE LIABILITY TO COMPLY WITH PROVISIONS OF
     SECTION 450-20-50 OF THE FASB ACCOUNTING STANDARDS CODIFICATION.

     RESPONSE:

     As of June 30, 2010, there was no judgment against the Company in regard to the dispute with Meschkow & Gresham. The disputed amount arose from services performed by Meshkow & Gresham that was not authorized by the
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Securities and Exchange Commission
June 27, 2011
Page 2


     Company. Specifically, the Company inquired with Meschkow & Gresham about possibly providing certain services related to the Company's patented technology.

     In October 2010, the Company paid Meschkow & Gresham $4,000, unrelated to the dispute and in the normal course of business, for ongoing services the Company requested. In early November 2010, the arbitrator for dispute determined that the Company should pay Meschkow & Gresham for the service they provided on behalf of the Company even though they were not authorized.

     On December 14, 2010, the final judgment in this matter was filed, in the amount of $10,017, with the courts and the Company recorded the outstanding balance of the judgment on that day.

     According to SAB 99, "materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

     The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

     This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is - a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

     Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts."

     The Company determined that, in light of the result of operations for the year ended June 30, 2010 having a net loss of $1,019,897, that the $10,017 associated with Meschkow & Gresham was not material in that a reasonable person would not have been changed or influenced by the inclusion of this $10,017 associated with Meschkow and Gresham.
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Securities and Exchange Commission
June 27, 2011
Page 3


We believe that these comments are responsive to the comments contained in your letter. If you have additional comments or questions, please contact Charles Mathews at (602) 284-7482.

Sincerely,


/s/ G. Richard Smith
-------------------------------------
President and Chief Executive Officer


/s/ Charles B. Mathews
-------------------------------------
Chief Financial Officer